

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 19, 2010

<u>By facsimile to (425) 451-8568 and U.S. Mail</u>

Mr. Merlyn Kirk
President, Secretary, and Treasurer
GreenChoice International, Inc.
527 18th Avenue NW
Calgary, AB T2M-0T6, Canada

Re: GreenChoice International, Inc.
        Registration Statement on Form S-1
        Filed June 30, 2010
        File No. 333-167879

Dear Mr. Kirk:

We have reviewed your filing and have the following comments. Where indicated, we think that you should revise the document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Notwithstanding the disclaimer under "Description of Business" on page 13 that GreenChoice is not a blank check registrant since it has a specific business plan or purpose, disclosures throughout the registration statement indicate that GreenChoice is a development stage company with no revenues, minimal assets, an accumulated loss, no capital to pursue its business plan, no formal agreement with a manufacturer to make its pre-fabricated log cabin buildings and structural components, and no established working relationships with firms to make its pre-fabricated log cabin buildings and structural components available to the Asian

market. These and other facts suggest that GreenChoice's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

2. Advise us of all other registration statements of companies for which GreenChoice's sole officer and director and his affiliates may have acted as promoters or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between GreenChoice's sole officer and director and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3. Revise the disclosure throughout the registration statement to state that GreenChoice is currently a shell company since it appears from the disclosure that GreenChoice has both nominal operations and nominal assets. See Rule 405 of Regulation C under the Securities Act. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) of the Securities Act.

Prospectus' Outside Front Cover Page; The Offering, page 4

4. Clarify that the shares being offered will be sold at the fixed price of $0.01 per share until completion of the offering. We note the disclosure under "Terms of the Offering" on page 12.

5. Conform the disclosure to that under "Terms of the Offering" on page 12 where you indicate also that GreenChoice may extend the offering period for an additional 90 days.

The Offering, page 4

6. Clarify that GreenChoice will conduct the offering on a best efforts basis with no minimum offering amount or minimum purchase requirement, using the efforts of its director and officer. Since GreenChoice has a sole director and officer, revise references made to its directors and officers throughout the registration statement, including the cover page of the prospectus, to reflect that fact.

Description of Business, page 13

7. Describe sources and availability of raw materials for GreenChoice's fabricated structures and structural components. <u>See</u> Item 101(h)(4)(v) of Regulation S-K.

8. Since GreenChoice has not begun operations and has no manufactured fabricated structures and structural components, clarify the status of the structures and components. For example, indicate whether the structures and components are in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary.

9. Describe methods of competition in GreenChoice's industry. <u>See</u> Item 101(h)(4)(iv) of Regulation S-K.

10. Disclose the effect of existing or probable governmental regulations in Asian countries into which GreenChoice intends to sell and export its products. <u>See</u> Item 101(h)(4)(ix) of Regulation S-K.

11. Disclose the costs and effects of GreenChoice's compliance with environmental laws in Canada where it intends to manufacture its products and in Asian countries where it intends to sell and export its products. <u>See</u> Item 101(h)(4)(xi) of Regulation S-K.

Plan of Operations, page 29

12. Specify GreenChoice's schedule for completing the objectives in this subsection.

13. Given GreenChoice's history of no revenues, disclose how GreenChoice intends to satisfy the costs that it will incur as a result of becoming a public company upon the registration statement's effectiveness. We note the disclosure in risk factor 14. Discuss also GreenChoice's liquidity during the duration of the offering, taking into account the fact that it will be a reporting company under the Exchange Act.

14. Since GreenChoice's continued existence is uncertain, the registration statement must contain appropriate and prominent disclosure of the financial difficulties and viable plans to overcome these difficulties. Additionally, MD&A should include a reasonably detailed discussion of GreenChoice's ability or inability to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements.

Directors, Executive Officers, Promoters, and Control Persons, page 30

15. Please disclose Mr. Merlyn Kirk's business experience during the past five years. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 32

16. Identify any promoter of GreenChoice, and disclose GreenChoice's transactions with any promoter. See Item 404(c) of Regulation S-K.

17. Item 404(d) of Regulation S-K requires a description of any transaction since the beginning of the small business issuer's last fiscal year or any currently proposed transaction in which the small business issuer was or is to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of the small business issuer's total assets at year end for the last two completed fiscal years and in which any related person had or will have a direct or indirect material interest. Please revise.

Recent Sales of Unregistered Securities, page 34

18. Name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

19. State briefly the facts relied upon to make the exemption from registration available. See Item 701(c) of Regulation S-K.

20. Please clarify whether the shares have been fully paid. In this regard, we note disclosure in Note 8 to the financial statements indicating an unpaid balance.

Undertakings, page 35

21. Include the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures

22. GreenChoice's name should appear immediately above that of Mr. Merlyn Kirk where he is signing the registration statement on behalf of GreenChoice. Please revise.

23. Mr. Merlyn Kirk as an individual must indicate the capacities in which he is signing the registration statement. Any person who occupies more than one of the specified positions, for example, principal executive officer, principal financial officer, and principal accounting

officer or controller, must indicate each capacity in which he signs the registration statement. <u>See</u> Instructions 1 and 2 for signatures on Form S-1, and revise.

<u>Exhibits</u>

24. File a specimen of the common stock as an exhibit to the registration statement.

25. File the subscription agreement being used to subscribe for shares in the offering as an exhibit to the registration statement. We note the disclosure under "Procedures and Requirements for Subscription" on page 11.

<u>Exhibit 5.1</u>

26. Revise the will be duly authorized language in (3) of the opinion to conform to the has been duly authorized language in (2) of the opinion.

<u>Closing</u>

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: James B. Parsons, Esq.
           Parsons/Burnett/Bjordahl, LLP
           1850 Skyline Tower
           10900 NE 4th Street
           Bellevue, WA 98004